Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the six months ended June 30,		For the years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before equity in earnings from unconsolidated real estate ventures (a)	$7,184	$(557)	$(1,800)	$11,995	$(28,845)	$25,615	$46,790
Distributed income of equity investees	1,093	2,210	7,639	6,900	2,150	2,403	1,730
Amortization of capitalized interest	1,454	1,400	2,801	2,170	1,508	1,183	887
Fixed charges — per below	77,968	87,038	170,997	185,716	182,012	82,521	57,205
Less:
Capitalized interest	(3,429)	(9,673)	(17,154)	(18,293)	(9,537)	(9,603)	(3,030)

Earnings before fixed charges	$84,270	$80,418	$162,483	$188,488	$147,288	$102,119	$103,582

Fixed charges:
Interest expense from continuing operations (including amortization)	$73,736	$76,491	$152,096	$165,647	$171,164	$72,017	$53,570
Ground leases and other	803	874	1,747	1,776	1,311	901	605
Capitalized interest	3,429	9,673	17,154	18,293	9,537	9,603	3,030

Total Fixed Charges	77,968	87,038	170,997	185,716	182,012	82,521	57,205

Ratio of earnings to combined fixed charges	1.08	(b)	(b)	1.01	(b)	1.24	1.81

(a)	Amounts for the years ended December 31, 2008, 2007, 2006 2005 and 2004 reflect a retrospective adoption of FSP APB 14-1 and discontinued operations through June, 30, 2009. With respect to the discontinued operations, operations have been reclassified from continuing operations for all sales through June 30, 2009.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $6,620 for the six months ended June 30, 2008, $8,514 for the year ended December 31, 2008 and $34,724 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.